Mail Stop -4561

May 4, 2009

Steven E. Wilson
Chief Financial Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Re: United Bankshares, Inc.
     Form 10-K for December 31, 2008
     File Number 2-86947

Dear Mr. Wilson:

        We have reviewed your response letter dated April 10, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Application of Critical Accounting Policies, page 20

1.   Please refer to your response to comment 3 of our March 30, 2009 comment letter. Considering it and your response to our comment 8 of the same letter, please tell us and revise future filings to clarify why you do not consider the significant assumptions management makes in valuing investment securities, including other than temporary impairments, as a critical accounting policy.

Provision for Credit Losses, page 30

2.   Please refer to your response to comment 6 of our March 30, 2009 comment letter. We note the numerous revisions you propose that address the allowance for credit looses; however, we believe a discussion of the relationship between the allowance for loan losses and nonperforming assets could help a reader understand the expected charge-off trends on nonperforming assets. We note the significant decrease in the allowance for loan losses as a percentage of nonperforming assets at December 31, 200 and continuing into the first quarter of 2009, as indicated by your earnings release on Form 8-K. Please tell us and revise future filings to discuss this apparent trend.

Financial Statements

Note C – Investment Securities, page 64

3.   We note your response to comment 8 of our March 30, 2009 comment letter regarding certain corporate securities that were in an unrealized loss position for greater than twelve months. Please tell us and consider disclosing in future filings, for each tranche listed, the deferrals and defaults as a percentage of collateral and the excess subordination after taking into account your best estimates of future interest deferrals and defaults.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by FAX: 304-424-8833